

HAGEMEYER

Filenr. 082-04865

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.


05005117

Naarden, 8 December 2004

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.

Since 16 July 2004

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
15-11-2004	English and Dutch	Sale transaction Tech Pacific

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
None		



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Tech Pacific sale transaction successfully closed

Hagemeyer today announced the completion of the sale of Tech Pacific to Ingram Micro, following regulatory approvals for this transaction.

As a result of the sale of its 31.5% stake in Tech Pacific, Hagemeyer received a net cash consideration of € 83.4 million, which will be used to pay off part of Hagemeyer's senior debt. The financing facilities available to Hagemeyer will be reduced accordingly.

This amount excludes a small part of the final consideration which will be kept in escrow until a later date, as part of contractual obligations.

Based on the current book value of its 31.5% participation in Tech Pacific, Hagemeyer will realise a book gain of approximately € 56.5 million in the current financial year.

Further details on the transaction can be found in the press release announcing the sale of Tech Pacific, dated September 27, 2004.

Naarden, November 15, 2004
HAGEMEYER N.V.
Board of Management

For further information:

Emilie de Wolf + 31.35.695.76.76
press@hagemeyer.com
www.hagemeyer.com



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Verkoop van Tech Pacific succesvol afgerond

Hagemeyer maakt vandaag bekend dat de verkoop van Tech Pacific aan Ingram Micro is afgerond nadat de vereiste formele goedkeuringen zijn verkregen.

Als gevolg van de verkoop van het belang van 31,5% in Tech Pacific heeft Hagemeyer € 83,4 miljoen ontvangen, dat zal worden aangewend om een deel van de senior schuld van Hagemeyer af te lossen. De aan Hagemeyer ter beschikking staande financieringsfaciliteiten zullen dienovereenkomstig worden teruggebracht.

Dit bedrag is exclusief een klein gedeelte van de uiteindelijke netto opbrengst dat onder de contractsvoorwaarden nog in "escrow" wordt gehouden.

Op basis van de huidige boekwaarde van het belang van 31,5% in Tech Pacific zal Hagemeyer in het lopende boekjaar een boekwinst van circa € 56,5 miljoen realiseren.

Voor nadere details over de transactie wordt verwezen naar het persbericht van 27 september 2004 waarin de verkoop van Tech Pacific werd aangekondigd.

Naarden, 15 november 2004
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
035 – 6957676
press@hagemeyer.com
www.hagemeyer.com